

Overview   Disclosures   Comments **0**   Updates **0**

1.65x   Investment Multiple ❓

$0
Invested of $200,000 minimum ❓

$100
Minimum investment



IgnitedStudios

Los Angeles, CA

- **First of its kind co-working studios** for film/TV/web/audio production and event space on the Hollywood Walk of Fame
- Includes **innovative pop-up shops** designed for brands, films, studios and artists to showcase their work and products
- **Operated by seasoned executives** with deep experience in co-working spaces, real estate, entertainment and media
- This investment is secured by a **blanket lien on all assets** of the business ❓

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Company Description

When a movie premieres on Hollywood Blvd, the entire area is alive with lights, people, and the occasional Star Wars X-wing. World premieres are held at Disney's El Capitan Theatre and TCL Chinese Theatre (formerly Grauman's). The area draws in over 18 million visitors annually. During the day, the streets are buzzing with excitement, character actors and people posing with their favorite stars on the Walk of Fame. On Academy Awards night, the cameras flashing at the Dolby Theater light up the boulevard.

Down the street, on the corner of Hollywood and La Brea, is a strip of The Walk of Fame buzzing with renewed creative energy. And now, the iconic Hollywood Entertainment Plaza, with empty retail space opening onto Hollywood Boulevard, is about to get a serious upgrade.

The founders of IgnitedSpaces, a multi-floor co-working space at the Hollywood

Entertainment Plaza, have joined with entertainment industry veterans to imagine and implement a one-of-a-kind concept that hits the core needs of today's entertainment industry.

IgnitedStudios is their collaborative venture to transform 20,000 square feet of space on the ground floor into a new kind of Hollywood production: a place where creators can produce and edit films, recordings, podcasts and videos; hold a premiere; celebrate with a cocktail reception and sell merchandise in a pop-up shop to the millions of visitors that come through the area each year.


La Brea Ave.
Elevator Lobby
IgnitedStudios Reception
Event Space
Studio Space
Screening Room/ Theatre Reception Lobby
Retail Shop
Pop-up Space
Hollywood Blvd. (Walk of Fame)

IgnitedStudios will provide creators with both the work space to create, as well as the event and retail space to showcase their work

It's co-working for the entertainment industry, designed for both creators and studios alike.

Industry and independent professionals can access state-of-the-art recording and filming studios for post-production work. This includes augmented reality editing, virtual reality editing, digital intermediate/color correction, sound mixing, voice overs, music recording, a sound stage, shooting stage, and more. Creators can join this curated, community-driven space and collaborate with like-minded individuals. They can set up offices in IgnitedSpaces or other nearby co-working spaces and utilize the facilities at IgnitedStudios.

Additionally, IgnitedStudios will have event and meeting spaces that can accommodate everything from intimate company meetings to fully catered and serviced conferences and galas.



The Hollywood renaissance with new entrants like Netflix, Amazon and Hulu creating original content is also happening in Hollywood real estate. Netflix recently leased 400,000 square feet of new space in Hollywood and is bringing $6 billion of production back to Los Angeles.

Construction has been ongoing and IgnitedStudios is expected to open soon at 7080 Hollywood Boulevard. The planters will be removed and the entire street-facing wall will be opened up for passerby to pop in and browse the latest mix of innovative products showcased in the retail spaces. IgnitedStudios is revitalizing this well-known corner where The Beatles' star resides and creating a hub for entertainment, tech and media.

Learn more: 🌐

Key Terms

Issuer	IgnitedStudios Hollywood, LLC
Securities	Revenue Sharing Notes
Offering Amount	**Minimum $200,000** to **maximum $500,000**
Investme ⍰ Multiple	**1.65x**
Payments ⍰	**Monthly**
Revenue Sharing Percentage	If the fundraise amount is less than $350,000, then 8% of IgnitedStudio's monthly gross revenue will be shared. If the fundraise amount is equal to or greater than $350,000, 12% of IgnitedStudio's monthly gross revenue will be shared.
Maturity ⍰	**60 Months**
Security Interest ⍰	Blanket lien on all assets of the business, no senior debt
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of the funding proceeds from NextSeed will be used towards the buildout of IgnitedStudios and the purchase of equipment, furniture and supplies. Any additional proceeds will be put towards working capital.

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ⇕	1.65x	60 months	$165

Revenue Sharing Summary*

Once the Issuer commences operations, it will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X	$150,000

Scenario 1:

Let's assume that the total amount raised through this offering is $500,000 and the issuer is committed to sharing 12.0% of its gross revenue.

Revenue sharing percentage	12.0%
Total payment for month X	$18,000

If Investor A invested $3,000 of the $500,000 that was raised by the Issuer, Investor A is entitled to receive 0.6% of the $18,000 paid to investors for month X. Therefore, **Investor A is paid $108 for month X**.

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Business Model

IgnitedStudios Hollywood, LLC is an "on-demand" post-production facility, event space and retail destination. Media and entertainment professionals can use the facilities for post-production work, rent event space and even rent retail space to complement their projects. IgnitedStudios is providing vital services and resources to independent creators and studios alike with its co-working studios.

There is nothing like IgnitedStudios for these professionals, since established services have fragmented operations. For instance, they may need to wrangle up a sound editing studio, a digital editing studio, a recording studio and event spaces separately. On top of that, they'd have to rent certain post-production studios for months at a time to ensure they have access when they need it. Companies can now consolidate their operations into one space by establishing offices in IgnitedSpaces and renting out "on-demand" studio facilities from IgnitedStudios.

The IgnitedStudios team also has existing relationships with content creators for Netflix, other platforms and studios. Generally, in the entertainment industry, content creators use independent production companies for post-production work. The independent production companies, such as Pace Pictures, owned by one of the IgnitedStudios partners, will be able to utilize IgnitedStudios facilities for their projects.

The facility will feature 20,000 square feet of media, event and retail space.

The Media Studios



Media Studio features include:

- Private 50-person Screening Room w/ high-end DI capabilities
- Seven (7) luxury bays for AVID, color correction and AR/VR editing
- Sound Mixing Studio
- Recording Studio for voice over, music and ADR
- IT center and vault for digital storage and transit
- 1,800 Sound Stage directly on Hollywood Blvd (also pop-up space)
- 2,500 Shooting Stage with bar and outdoor patio (also event space)
- Two (2) luxury DI Suites

The studio facilities are designed to capture the most diverse audience possible, maximizing return and mitigating risk. For example, the mix of media studios include high earning DI/Color Correction suites suitable for $40MM feature films as well as VR-equipped editing bays for cutting-edge digital content. Moreover, spaces are being designed to easily convert to other uses such as green screen, AVID bay, small screening, pod cast recording, etc. The versatility of the studios helps maximize its occupancy and appeal to a broad audience of potential users.

The Event Spaces





Event space features include:

- Upscale cocktail reception lobby on Hollywood Blvd (Seats 65)
- 1,800 SF Sound Stage converts to shell space for private events
- 2,500 SF Shooting Stage converts to event space w/ lobby and includes sound system, stage, bar, and patio and AV equipment
- Full service staging kitchen for event catering

With four separate event spaces, IgnitedStudios will curate first-class experiences for events ranging from 10-person meetings to 250-person galas to weekend conferences accommodating up to 500 people. Its location on Hollywood Blvd is a global destination, and with a dedicated sales staff, the event spaces are poised to be significant revenue drivers.

The Pop-up Retail Spaces



Retail Space details include:

- 850 SF boutique retail space on Hollywood Blvd ("micro pop-up")
- 1,800 SF sound stage can also convert to a larger pop-up space for art, technology, cars, film promotion/experience, VR arcade, etc.

The retail "micro pop-up" will feature unique, early stage and high tech products (think Kickstarter items), all sold on consignment. The space will also include convenience items, juice bar (Beaming grab and go) and branded items (hats, sweatshirts, etc.). It can easily be cleared for film promotion or event items exclusive to one user for a night or weekend.

The larger "pop-up" space is perfect for a week or month-long product promotions/demos (eg. Tesla launching a new car, Samsung launching a new phone), film promotions, art gallery showings and VR experiences.

Revenue

IgnitedStudios is combining workspaces and studios and offering them as shortterm rentals. Revenues are maximized by offering facilities with multiple use capabilities – for instance, a pop-up retail space could also be used for filming or as a private event space.

Rentals (90%) and additional services (10%) will drive revenue for the business.

Rental prices:

- Project based post productions (AVID/DI/Sound)
    - $800 - $5000/Room/Week
- Daily/Hourly studio rentals (recording/sound stage/photography)
    - $100 - $300/Hour
- Screening blocks (with or without Theater lobby)
    - $800 - $1500/Screening
- Private Events
    - $2,500 - $7,000/ Event
- Pop-Up
    - $5,000 - $25,000/ Week
- Office/Conference Room Use
    - $100 - $500/Day

Additional services:

- Vault/Digital Storage
- Food and Beverage
- Virtual Phone lines
- Catering
- Equipment/Furniture rental coordination

Location Analysis

IgnitedStudios will be located at 7080 Hollywood Blvd, Los Angeles, CA, right at the intersection of Hollywood Blvd and La Brea Ave. Known as the Hollywood Entertainment Plaza, it sits directly on the Hollywood Walk of Fame.

IgnitedStudios is ideally located near Studio City, West Hollywood and Beverly Hills at the center of the entertainment world. From this location, there is easy access to the 101 Freeway and Metro Red Line Station at Hollywood and Highland. Its neighbors include The Hollywood Roosevelt, TCL Chinese Theatre, Dolby Performing Arts Theatre and Disney's El Capitan Theater, where Jimmy Kimmel Live is broadcast.

There are over 500 production companies in Los Angeles for movies, commercials, videos, TV, independent films, events and more.

For the 47+ millions of visitors that visit L.A. every year, Hollywood is an essential part of the L.A. experience. IgnitedStudios is well situated to capture visitors from around the world with its pop-up retail and accessible event space.

Economic activity in LA:	Web traffic:	Web TV filmed in LA:
$140B	**85%**	**33.7%**
from **creative** industries	**video**, by 2019 (US)	**up** from last year

Netflix, Amazon, YouTube, Hulu and many others have recently blown open content distribution channels. Original content creators have an ever-growing list of options to get their shows or movies on screen, resulting in increasing demand for affordable studios and production facilities.

Demand for content has exploded, producing a new generation of content creators, large and small, who require flexible access to places, people and resources that empower modern storytelling. Additionally, demand for augmented reality and virtual reality content is surging – in fact, many of Hollywood's top talent aren't working in a 2D capacity. IgnitedStudios is developing facilities with the resources and services to fulfill the needs of the modern Media and Entertainment industries.

California's motion picture and sound recording industry posted job growth of 13.5% between 2015 and 2016, the strongest annual employment gains in nearly three decades. The Los Angeles metro area, which accounts for nearly nine out of 10 jobs in this sector, saw concentrated year-to-year job gains of 16.9%. (California Economy & Jobs Report, April 2017) This year, Netflix will be moving 2,800 employees into a new location in Hollywood, bringing $6 billion of production back to Los Angeles.

Media and entertainment content is by far Los Angeles's biggest export. With advances in technology and distribution, Netflix, Amazon, Hulu and the legions of independent creators are driving the future of the industry. As a result of these new entrants, the Hollywood area itself is experiencing unprecedented development and growth as it continues to establish itself as the global epicenter of entertainment.

IgnitedStudios aims to be the hub that supports and fosters this growing community.

Leadership



Matt Davis, *Co-Founder & CEO*

As CEO, Matt will be overseeing IgnitedStudio's



As CEO, Matt will be overseeing IgnitedStudio's strategic direction, day-to-day operations and managing relationships with the organization's stakeholders. His primary objective will be ensuring the company maintains a stellar reputation within the Media and Entertainment industries through a Class-A operation and compelling brand messaging.

Matt has over a decade of commercial real estate experience with a focus on representing the interests of office tenants in Southern California. In addition to office leasing, he has provided consulting services for investment acquisitions, tax deferred 1031 exchanges, and office related technology implementation. Matt holds a BS in Finance from Pepperdine University and is currently a regional board member for the membership organization Gen Next.



Lawrence Kao, *Co-Founder & Chief Creative Officer*
Media and Entertainment are notoriously demanding industries. As chief creative, Lawrence is committed to creating solutions to meet the demands of IgnitedStudio's clients. From design and construction to furniture and technology, he will ensure that IgnitedStudios continues to exceed user expectations.

Lawrence has 12 years of experience in real estate syndication, purchasing, rehabbing, and selling residential properties. As an avid entrepreneur, Lawrence has been involved with numerous ventures including restaurants & bars, film production, and importing & exporting goods. He graduated from Pepperdine University with a bachelor's degree in Business Administration and has an MBA from California Baptist University. He also holds a master's degree of Interior Design from UCLA. Lawrence is also a member and financial contributor to the membership organization Gen Next.



Heath Ryan, *VP of Studio Operations*
Heath will head up all things related to the studio and production side of IgnitedStudios. From overseeing the production staff to managing studio relationships, Heath will leverage his deep industry knowledge to ensure the team's success.

Heath and his company Pace Pictures have completed numerous feature films, TV shows and advertising for every major studio in Hollywood including Rob Zombie's 31, Mariah Carey's "A

including Rob Zombie's 31, Marian Carey's "A Christmas Melody," Universal's Woody Woodpecker, The Little Rascals and Disney's Beverly Hills Chihuahua 2. Pace also specializes in VFX and title design and was responsible for the highly-acclaimed opening and closing sequences for the feature Veronica Mars. Heath has produced, directed and edited virtual reality with Vantage TV for numerous live events including Stagecoach, Coachella, Lollapalooza, Austin City Limits, and League of Legends. He is also the head of creative content for Stage Me, the world's first Virtual Reality music festival.



Armen Orujyan, *VP of Operations*
IgnitedStudios has a commitment to operational excellency that can only be achieved through an anticipatory operating strategy and impeccably trained staff. Leveraging his extensive operating experience, Armen Orujyan, PhD, is responsible for designing and implementing processes and procedures that will maintain client satisfaction on a daily basis.

Armen is the Founder and Chairman of Athgo Corporation, one of the world's leading entrepreneurship platforms in consultative status with the UN Economic and Social Council, the UN Department of Public Information, and the World Intellectual Property Organization. Under Armen's leadership, Athgo has advanced innovation ecosystems in Europe and Africa and established recurring Global Innovation Forums at the UN and the World Bank headquarters. Athgo's pioneering initiatives have provided financial, intellectual, and network capacities to nearly 10,000 young innovators, entrepreneurs, and students from over 600 universities in 80 countries.

History

⭐ **January 2014**
IgnitedSpaces formed as a coworking space on the penthouse floor of 7080 Hollywood Blvd

⭐ **September 2016**
Expanded with a second floor of coworking space within the building

⭐ **July 2017**
Planned opening of IgnitedStudios, Phase I

September 2017

Planned expansion of IgnitedStudios, Phase II

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